KPMG Auditores Independentes Ltda.

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41820-021 - Salvador/BA - Brasil

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June 26, 2026

Dear Sir/Madam

Re: Notice of Change of Auditors of Largo Inc.

We have read the Notice of Largo Inc. dated June 25, 2026 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the Largo Inc.'s statement that there were no "reportable events", as defined in NI 51-102.

Yours very truly,

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.